Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

June 3, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Cara Wirth

Re:	Collectable Sports Assets, LLC
Offering Statement on Form 1-A Post-qualification Amendment No. 12 Filed May 12, 2021
File No. 024-11178

Ladies and Gentlemen:

We hereby submit the response of Collectable Sports Assets, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated June 1, 2021 to Ezra Levine, the Company’s Chief Executive Officer, providing the Staff’s comment with respect to the Company’s Post-Qualification Amendment No. 12 to Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Post-effective Amendment to No. 12 to Offering Circular

General

1.

We note your response to prior comment 2. Please tell us what consideration you have given to presenting earnings per unit information for each period presented at the series level, consistent with ASC 260-10-45-7.

Response: This will confirm the request, made through our counsel to the Staff, to qualify the currently filed Offering Statement given that the earnings per unit (“EPU”) information required by ASC 260-10-45-7 would not be relevant to the currently pending series in Amendment No. 12 that are awaiting qualification. This will further confirm the conversation between our counsel and the Staff wherein you were advised that the Company did not originally include EPU information in its financial statements as it deems that information not material given the nature of these investments – i.e., that investor return is not dependent on “earnings” (and consequently EPU) but instead generally will depend upon the value/sale of the underlying asset. Unit holders have no reasonable expectation that assets are generating revenue or earnings in the traditional sense. Therefore, the Company believed that EPU information was not a meaningful metric for the Company’s offerings. Nevertheless, as you were advised by our counsel, the Company hereby commits to file, as soon as practicable, a further amendment to the Offering Circular that sets forth EPU information for each period presented at the series level, consistent with ASC 260-10-45-7.

United States Securities and Exchange Commission

June 3, 2021

We trust our response to the Staff’s comment is satisfactory and, in accordance with the statement made in the comment letter and the request made by our counsel, we hereby request that the Commission approve the qualification of the Amended Offering Statement as soon as is practicable.

We request that we be notified of such qualification by a telephone call to our counsel, Gary M. Brown at (615) 664-5330. If you would like to discuss our response to the Staff’s comment or any other matter, please contact the undersigned at (858) 245-2955 or Mr. Brown at the number indicated.

Sincerely,

Collectable Sports Assets, LLC
By: CS Asset Manager, LLC, its managing member

By:	/s/ Jarod Winters
Jarod Winters
COO

cc:   Gary M. Brown